BOART LONGYEAR

Boart Longyear Limited

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374

E-mail: info@boartlongyear.com

www.boartlongyear.com

08002905

082-35090

23 May 2008

Sent Via Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission a copy of the following announcement: (1) Acquisition of Aqua Drilling, submitted on May 5, 2008. This announcement was submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

Enclosures

PROCESSED
JUN 02 2008
THOMSON REUTERS

SEC Mail Processing
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MAY 27 2008

Washington DC
110

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Office of Investor Relations

Level 56 MLC Centre, 19-29 Martin Place, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907

E-mail: ir@boartlongyear.com

www.boartlongyear.com

5 May 2008

Boart Longyear Acquires Aqua Drilling – to Expand Environmental Drilling Presence in Australia

Boart Longyear Limited (ASX: BLY) announced today that it has acquired Aqua Drilling & Grouting Pty Ltd, a highly successful Melbourne-based drilling services company specialising in environmental drilling, geotechnical drilling, water drilling and related services.

Known for their strong reputation of providing superior service, Aqua Drilling & Grouting will add approximately A$7 million in revenue, 11 rigs to the Boart Longyear fleet, experienced drillers, and key management personnel. "Aqua Drilling is an excellent complement to our growing Environmental & Infrastructure Drilling Services footprint", stated Craig Kipp, President & Chief Operating Officer, Boart Longyear. "We look forward to welcoming Aqua Drilling management and employees to the Boart Longyear team."

"The completed acquisitions of three companies in the past six months is evidence that we are executing our strategy of expansion through acquisitions. Notably, with Aqua Drilling, as planned, we are expanding our Environmental & Infrastructure business into new geographies. Looking ahead, we will continue to review new acquisition opportunities that meet our business needs." added Kipp.

About Boart Longyear

Boart Longyear, a global organization headquartered in Salt Lake City, Utah with offices and operations in Asia Pacific, North and South America, Europe and Africa, is the leading provider of essential drilling services and drilling products for the global mining industry, and also has a substantial presence in drilling for other purposes including water exploration, environmental and oil sands exploration drilling.

With 2007 sales of over $1.5 billion, and 9,300 employees worldwide, the Company conducts contract drilling services in more than 40 countries, and provides mining products to customers in over 100 countries.

For more information, please contact
Alison Henriksen
Vice President Investor Relations
Boart Longyear Limited
+61 2 9293 2599

END